

April 17, 2015

Via E-mail
Thomas S. Olinger
Chief Financial Officer
Prologis, Inc. and Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

> **Re:** **Prologis, Inc. and Prologis, L.P.**
> **Form 10-K for fiscal year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-13545 and No. 1-14245**

Dear Mr. Olinger:

We have reviewed your April 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations ("FFO"), page 37

1. We note your response to prior comment 2. In the reconciliation, you adjust "Net gains on dispositions of development properties and land, net" for "Current tax expense recognized related to gains and dispositions of development properties and land (included in NAREIT and Prologis defined FFO, excluded from Core FFO)". Please clarify for us how you derived the 2014 and 2013 amounts for "Current tax expense recognized related to gains and dispositions of development properties and land (included in NAREIT and Prologis defined FFO, excluded from Core FFO)". Your response should include, but not necessarily limited to, a reconciliation of the "Current tax expense recognized related to gains and dispositions of development properties and land (included in NAREIT and

Prologis defined FFO, excluded from Core FFO)" line item to your income statement and tell us the nature of any reconciling items.

2. We note your response to prior comment 3. It appears that the measure you refer to as FFO is FFO attributable to common stockholders. In future periodic filings, please revise your disclosure to refer to this measure as FFO attributable to common stockholders. Additionally, please revise future periodic filings to clarify, as you have in your response, the nature of the adjustment "reconciling items related to noncontrolling interests."

You may contact William Demarerst, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Accountant